UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T102

(CUSIP Number)

Gina Huang

Portcullis Trustnet Chambers

Road Town, Tortola

British Virgin Islands 3444

0921812983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Brilliant Start Enterprise, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		6,521,739
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		6,521,739
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,521,739
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.3%
14		TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON Jag International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		6,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		6,000,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14		TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON Gina Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF	7	SOLE VOTING POWER
SHARES		12,521,739
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		12,521,739
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,521,739
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.6%
14		TYPE OF REPORTING PERSON (see instructions) IN

EXPLANATORY NOTE

Jag International Ltd. (“Jag International”) and Gina Huang previously filed a joint statement of beneficial ownership on Schedule 13G with the Securities and Exchange Commission with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”) beneficially owned by Jag International and Ms. Huang on April 27, 2012. Ms. Huang is the sole owner of Jag International. On December 13, 2012, Brilliant Start Enterprise, Inc. (“Brilliant Start”), an entity also controlled by Ms. Huang, acquired 5% convertible subordinated promissory notes from the Company having an aggregate principal amount of $1,000,000 and on May 17, 2013, acquired an additional $500,000 in principal amount of such notes (collectively, the “Notes”). The Notes were convertible into an aggregate of 6,521,739 shares of Common Stock and, as of the date hereof, such Notes have been fully converted into Common Stock. As a result of the acquisition of the Notes, Ms. Huang was no longer eligible to file beneficial ownership reports on Schedule 13G pursuant to Rule 13d-1(f) and is now jointly filing this report on Schedule 13D with Jag International and Brilliant Start regarding their beneficial ownership of the Common Stock.

Item 1.      Security and Issuer

This Schedule 13D relates to the Common Stock.

The address of the Company’s principal executive office is 32000 Aurora Road, Suite B, Solon, Ohio 44139. The Company’s telephone number at this address is (440) 715-1300.

Item 2.      Identity and Background.

(a)	This Schedule 13D is filed by Brilliant Start Enterprise, Jag International and Gina Huang.

(b)	The business address of Brilliant Start, Jag International and Ms. Huang is Portcullis Trustnet Chambers, Road Town, Tortola, British Virgin Islands 3444.

(c)	Ms. Huang is the Chairman of Brilliant Start, an investment company focusing on emerging clean tech companies, and the sole owner of Jag International, a company that invests globally.

(d)-(e)

During the past five years, none of Brilliant Start, Jag International or Ms. Huang (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Huang is a citizen of Taiwan. Brilliant Start is incorporated in the British Virgin Islands, and Jag International is organized in the British Virgin Islands.

Item 3.      Source and Amount of Funds and Other Consideration.

The shares beneficially owned by Jag International, and deemed beneficially owned by Ms. Huang, were acquired in connection with the Company’s private placement of such securities on February 27, 2012, and consist of 4,000,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock. The working capital of Jag International was used to fund the purchase of these securities.

On December 13, 2012 and May 17, 2013, Brilliant Start acquired the Notes from the Company. The original aggregate principal amount of the Notes was $1,500,000, which were converted into an aggregate of 6,521,739 shares of Common Stock. The working capital of Brilliant Start was used to fund the purchase of these securities. Ms. Huang is deemed to beneficially own such shares due to her control of Brilliant Start.

Item 4.      Purpose of Transaction.

The shares of Common Stock beneficially owned by Brilliant Start and Jag International and deemed beneficially owned by Ms. Huang were acquired for investment purposes.

Ms. Huang, Brilliant Start and Jag International have no present plans or proposals which relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)

As of the date hereof, Ms. Huang beneficially owns 12,521,739 shares of Common Stock, which represent 15.6% of the outstanding shares of Common Stock based information set forth in the Company’s Current Report on Form 8-K filed on April 11, 2014 (the “Form 8-K”) (which reported that there were 78,154,330 shares of Common Stock issued and outstanding after giving effect to the conversion of the Company’s outstanding 5% convertible subordinated promissory notes (the “Conversion”) as described in the Form 8-K as of the close of business on March 31, 2014). As of the date hereof, Brilliant Start beneficially owns 6,521,739 shares of Common Stock, which represent 8.3% of the outstanding shares of Common Stock, and Jag International beneficially owns 6,000,000 shares of Common Stock, which represent 7.5% of the outstanding shares of Common Stock, based on information set forth in the Form 8-K

(b)	Each of Ms. Huang, Brilliant Start and Jag International has sole voting and dispositive power over the shares of Common Stock reported as beneficially by it or her in response to Item 5(a) above.

(c)	None.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Jag International and Gina Huang are parties to a Securities Purchase Agreement under which the reporting persons have registration rights with respect to the Common Stock acquired in connection therewith. Brilliant Start is party to a Note Purchase Agreement under which it has registration rights with respect to the Common Stock acquired in connection therewith.

Item 7.      Material to be Filed as Exhibits

1.     Joint Filing Agreement and Power of Attorney signed by Ms. Huang as an individual and as Chairman of Brilliant Start and Owner of Jag International.

2.     Form of Securities Purchase Agreement between the Company and investors dated as of February 27, 2012 (incorporated by reference to Exhibit 10.31 of the Registrant's Annual Report on Form 10-K filed on March 30, 2012).

3.     Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on March 12, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014
/s/ Gina Huang
Name: Gina Huang
Brilliant Start Enterprise, Inc. By: /s/ Gina Huang Name: Gina Huang Title: Chairman Jag International Ltd. By: /s/ Gina Huang Name: Gina Huang Title: Owner

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

The undersigned hereby agrees, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that a Joint Schedule 13D or Schedule 13G and any amendment thereto be filed on behalf of each of the undersigned, in respect of the Common Stock of Energy Focus, Inc. (“EFOI”).

The undersigned hereby further agrees, pursuant to Rule 16a-3(j) under the Exchange Act, that joint filings pursuant to Section 16 of the Exchange Act and any amendment thereto be filed on behalf of each of the undersigned in respect of the common stock of EFOI.

Know all by these present, that the undersigned does hereby constitute and appoint James Tu, Frank Lamanna, Eric Hilliard and Janet Spreen, and each of them, as the undersigned’s true and lawful attorneys-in-fact and agents to do any and all things, and execute any or all instruments which, after the advice of counsel, said attorneys and agents may deem necessary and advisable to enable the undersigned to comply with the Exchange Act and any rules and regulations and requirements of the Securities and Exchange Commission (“SEC”) including specifically, but without limitation thereof, power of attorney to sign the undersigned’s name to a Form ID, Schedule 13D or 13G and any amendments thereto, or a Form 3 or a subsequent Form 4 or Form 5 and any amendments thereto, to be filed with the SEC in respect of the shares of common stock of EFOI; and the undersigned does hereby ratify and confirm all that any of said attorneys and agents shall do or cause to be done by virtue hereof.

Executed on this 12th day of February 2014.

/s/ Gina Huang

Name: Gina Huang

Brilliant Start Enterprise, Inc. By: /s/ Gina Huang Name: Gina Huang Title: Chairman	Jag International Ltd. By: /s/ Gina Huang Name: Gina Huang Title: Owner